Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-176914

Pricing Supplement to the Prospectus dated September 19, 2011,

the Prospectus Supplement dated September 19, 2011,

the General Terms Supplement dated September 19, 2011

and the Product Supplement No. 1065 dated September 19, 2011 — No. 1093

The Goldman Sachs Group, Inc.
Medium-Term Notes, Series D

$3,297,000
Leveraged Buffered Basket-Linked Notes due 2015
(Linked to a Weighted Basket Comprised of the Russell 1000® Growth Index, the Russell 1000® Value Index, the Russell Midcap® Growth Index, the Russell Midcap® Value Index, the S&P SmallCap 600® Growth Index and the S&P SmallCap 600® Value Index)

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (November 9, 2015, subject to adjustment) is based on the performance of a weighted basket comprised of the Russell 1000® Growth Index, the Russell 1000® Value Index, the Russell Midcap® Growth Index, the Russell Midcap® Value Index, the S&P SmallCap 600® Growth Index and the S&P SmallCap 600® Value Index, as measured from the trade date (November 2, 2011) to and including the determination date (November 2, 2015, subject to adjustment). We refer to the Russell 1000® Growth Index, the Russell 1000® Value Index, the Russell Midcap® Growth Index, the Russell Midcap® Value Index, the S&P SmallCap 600® Growth Index and the S&P SmallCap 600® Value Index collectively as the “basket underliers”, each a “basket underlier”. If the basket return (defined below) is less than -30% (the final basket level is less than the initial basket level by more than 30%), you would lose a portion of your investment in the notes and you may lose your entire investment, depending on the performance of the basket underliers.

To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final basket level (determined on the determination date, subject to adjustment) from the initial basket level of 100, which we refer to as the basket return. The basket return may reflect a positive return (based on any increase in the basket level over the life of the notes) or a negative return (based on any decrease in the basket level over the life of the notes). On the stated maturity date, for each $1,000 face amount of your notes:

•

if the basket return is positive (the final basket level is greater than the initial basket level), you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the upside participation rate of 110% times the basket return;

•

if the basket return is zero or negative but not below -30% (the final basket level is less than or equal to the initial basket level but not by more than 30%), you will receive an amount in cash equal to $1,000; or

•

if the basket return is negative and is below -30% (the final basket level is less than the initial basket level by more than 30%), you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of (a) approximately 1.4286 times (b) the sum of the basket return plus 30% times (c) $1,000. You will receive less than $1,000.

The amount you will be paid on your notes on the stated maturity date will not be affected by the closing level of the basket on any day other than the determination date. You could lose your entire investment in the notes. A percentage decrease of more than 30% between the initial basket level and the final basket level will reduce the payment you will receive, if any, on the stated maturity date below the face amount of your notes, potentially to $0. In addition, the notes do not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page PS-2 in this pricing supplement and the general terms of the leveraged buffered basket-linked notes found in “General Terms of the Underlier-Linked Notes” on page S-34 of the accompanying product supplement no. 1065 and additional terms of the leveraged buffered basket-linked notes in the accompanying general terms supplement.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through April 2, 2012. We encourage you to read “Additional Risk Factors Specific to the Underlier-Linked Notes” on page S-30 of the accompanying product supplement no. 1065, “Additional Risk Factors Specific to the Notes” on page S-1 of the accompanying general terms supplement and “Additional Risk Factors Specific to Your Notes” on page PS-11 of this pricing supplement so that you may better understand those risks.

Original issue date (settlement date):	November 9, 2011	Original issue price:	100% of the face amount
Underwriting discount:	1.90% of the face amount	Net proceeds to the issuer:	98.10% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Russell 1000® Growth Index, the Russell 1000® Value Index, the Russell Midcap® Growth Index and the Russell Midcap® Value Index are trademarks of Russell Investment Group (“Russell”) and have been licensed for use by The Goldman Sachs Group, Inc. The securities are not sponsored, endorsed, sold or promoted by Russell and Russell makes no representation regarding the advisability of investing in the securities.

Standard & Poor’s® , S&P®, S&P SmallCap 600® Value and S&P SmallCap 600® Growth, are trademarks of Standard & Poor’s Financial Services LLC (“Standard & Poor’s”) and have been licensed for use by The Goldman Sachs Group, Inc. The securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s and neither Standard & Poor’s nor any of the Exchanges and Entities make any representation regarding the advisability of investing in the securities.

Goldman, Sachs & Co.

Pricing Supplement dated November 2, 2011.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below. Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc., references to the “accompanying general terms supplement” mean the accompanying general terms supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. and references to the “accompanying product supplement no. 1065” mean the accompanying product supplement no. 1065, dated September 19, 2011, of The Goldman Sachs Group, Inc.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Underlier-Linked Notes” on page S-34 of the accompanying product supplement no. 1065 and “Supplemental Terms of the Notes” on page S-12 of the accompanying general terms supplement. Please note that certain features, as noted below, described in the accompanying prospectus supplement no. 1065 and general terms supplement are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of product supplement no. 1065 or the accompanying general terms supplement.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Basket Underliers: the Russell 1000® Growth Index, as published by Russell Investment Group (“Russell”) (Bloomberg ticker “RLG”); the Russell 1000® Value Index, as published by Russell (Bloomberg ticker “RLV”); the Russell Midcap® Growth Index, as published by Russell (Bloomberg ticker “RDG”); the Russell Midcap® Value Index, as published by Russell (Bloomberg ticker “RMV”); the S&P SmallCap 600® Growth Index, as published by Standard & Poors Financial Services LLC (“Standard & Poors”) (Bloomberg ticker “CKG”); and the S&P SmallCap 600® Value Index, as published by Standard & Poors (Bloomberg ticker “CVK”); see “The Basket and the Basket Underliers” on page PS-14

Specified currency: U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying product supplement no. 1065:

•	type of notes: notes linked to basket of underliers

•	exchange rates: not applicable

•	buffer level: yes, as described below

•	cap level: not applicable

•	averaging dates: not applicable

•	interest: not applicable
•	redemption right or price dependent redemption right: not applicable

Face amount: each note will have a face amount of $1,000; $3,297,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated buffer level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-12 of this pricing supplement

Cash settlement amount: on the stated maturity date, we will pay, for each $1,000 face amount of your notes, an amount in cash calculated as follows:

•

if the final basket level is greater than the initial basket level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the upside participation rate times (iii) the basket return;

•	if the final basket level is equal to or less than the initial basket level but greater than or equal to the buffer level, the $1,000 face amount; or

•

if the final basket level is less than the buffer level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the buffer rate times (iii) the sum of the basket return plus the buffer amount

Initial basket level: 100

Initial weighted value: the initial weighted value for each of the basket underliers equals the product of the initial weight of such basket underlier times the initial basket level. The initial weight of each basket underlier is shown in the table below:

Basket Underlier	Initial Weight in Basket
Russell 1000® Growth Index	30.00%
Russell 1000® Value Index	30.00%
Russell Midcap® Growth Index	15.00%
Russell Midcap® Value Index	15.00%
S&P SmallCap 600® Growth Index	5.00%
S&P SmallCap 600® Value Index	5.00%

Initial Russell 1000® Growth Index level: 578.70

Initial Russell 1000® Value Index level: 611.23

Initial Russell Midcap® Growth Index level: 444.30

Initial Russell Midcap® Value Index level: 984.59

Initial S&P SmallCap 600® Growth Index level: 297.32

Initial S&P SmallCap 600® Value Index level: 270.19

Final Russell 1000® Growth Index level: the closing level of the basket underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-17 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-21 of the accompanying general terms supplement

Final Russell 1000® Value Index level: the closing level of the basket underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-17 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-21 of the accompanying general terms supplement

Final Russell Midcap® Growth Index level: the closing level of the basket underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-17 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-21 of the accompanying general terms supplement

Final Russell Midcap® Value Index level: the closing level of the basket underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-17 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-21 of the accompanying general terms supplement

Final S&P SmallCap 600® Growth Index level: the closing level of the basket underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-17 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes —

Discontinuance or Modification of an Underlier” on page S-21 of the accompanying general terms supplement

Final S&P SmallCap 600® Value Index level: the closing level of the basket underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-17 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-21 of the accompanying general terms supplement

Final basket level: the sum of the following: (1) the final Russell 1000® Growth Index level divided by the initial Russell 1000® Growth Index level, multiplied by the initial weighted value of the Russell 1000® Growth Index; plus (2) the final Russell 1000® Value Index level divided by the initial Russell 1000® Value Index level, multiplied by the initial weighted value of the Russell 1000® Value Index; plus (3) the final Russell Midcap® Growth Index level divided by the initial Russell Midcap® Growth Index level, multiplied by the initial weighted value of the Russell Midcap® Growth Index; plus (4) the final Russell Midcap® Value Index level divided by the initial Russell Midcap® Value Index level, multiplied by the initial weighted value of the Russell Midcap® Value Index; plus (5) the final S&P SmallCap 600® Growth Index level divided by the initial S&P SmallCap 600® Growth Index level, multiplied by the initial weighted value of the S&P SmallCap 600® Growth Index; plus (6) the final S&P SmallCap 600® Value Index level divided by the initial S&P SmallCap 600® Value Index level, multiplied by the initial weighted value of the S&P SmallCap 600® Value Index

Basket return: the quotient of (1) the final basket level minus the initial basket level divided by (2) the initial basket level, expressed as a percentage

Upside participation rate: 110%

Buffer level: 70% of the initial basket level

Buffer amount: 30%

Buffer rate: the quotient of the initial basket level divided by the buffer level, which equals approximately 142.86%

Trade date: November 2, 2011

Original issue date (settlement date): November 9, 2011

Stated maturity date: November 9, 2015, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-12 of the accompanying general terms supplement

Determination date: November 2, 2015, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-13 of the accompanying general terms supplement

No interest: the offered notes do not bear interest

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the offered notes will not be subject to redemption right or price dependent redemption right

Closing level: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-25 of the accompanying general terms supplement

Business day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-24 of the accompanying general terms supplement

Trading day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-25 of the accompanying general terms supplement

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page S-39 of the accompanying product supplement no. 1065

Supplemental discussion of U.S. federal income tax consequences: you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the basket underliers, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-41 of the accompanying product supplement no. 1065

ERISA: as described under “Employee Retirement Income Security Act” on page S-47 of the accompanying product supplement no. 1065

Supplemental plan of distribution: as described under “Supplemental Plan of Distribution” on page S-48 of the accompanying product supplement no. 1065; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $20,000.

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of 1.60% of the face amount. In addition to offers and sales at the original issue price, the notes may be offered and sold from time to time by certain securities dealers in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

We will deliver the notes against payment therefor in New York, New York on November 9, 2011, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

Calculation agent: Goldman, Sachs & Co.

CUSIP no.: 38143UG47

ISIN no.: US38143UG470

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table, chart and examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical basket closing levels or hypothetical closing levels of the basket underliers, as applicable, on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final basket levels that are entirely hypothetical; no one can predict what the levels of the basket will be on any day throughout the life of your notes, and no one can predict what the final basket level will be on the determination date. The basket underliers have been highly volatile in the past — meaning that the levels of the basket underliers have changed considerably in relatively short periods — and their performances cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the basket underliers. In addition, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to the Underlier-Linked Notes — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Date of Any Applicable Pricing Supplement (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will, and the Price You May Receive

for Your Notes May, Be Significantly Less Than the Issue Price” on page S-30 of the accompanying product supplement no. 1065 and “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Is, and the Price You May Receive for Your Notes May Be, Significantly Less Than the Issue Price” on page PS-11 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount	$1,000

Upside participation rate	110.00%

Initial basket level	100

Buffer level	70% of the initial basket level

Buffer rate	Approximately 142.86%

Buffer amount	30%

Neither a market disruption event nor a non-trading day occurs with respect to any basket underlier on the originally scheduled determination date

No change in or affecting any of the underlier stocks or the methods by which any of the underlier sponsors calculates the Russell 1000® Growth Index, the Russell 1000® Value Index, the Russell Midcap® Growth Index, the Russell Midcap® Value Index, the S&P SmallCap 600® Growth Index or the S&P SmallCap 600® Value Index, respectively

Notes purchased on original issue date at the face amount and held to the stated maturity date

For these reasons, the actual performance of the basket over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical level of each basket underlier shown elsewhere in this pricing supplement. For information about the historical level of each basket underlier during recent periods, see “The Basket and the Basket Underliers — Historical High, Low and Closing Levels of the Basket Underliers” below.

Before investing in the offered notes, you should consult publicly available information to determine the level of the basket underliers between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the basket underliers.

The levels in the left column of the table below represent hypothetical final basket levels and are expressed as percentages of the initial basket level.

The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final basket level (expressed as a percentage of the initial basket level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final basket level (expressed as a percentage of the initial basket level) and the assumptions noted above.

Hypothetical Final Basket Level (as Percentage of Initial Basket Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
150.000%	155.000%
125.000%	127.500%
110.000%	111.000%
105.000%	105.500%
100.000%	100.000%
90.000%	100.000%
80.000%	100.000%
70.000%	100.000%
50.000%	71.429%
25.000%	35.714%
0.000%	0.000%

If, for example, the final basket level were determined to be 25.000% of the initial basket level, the cash settlement amount that we would deliver on your notes at maturity would be approximately 35.714% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose approximately 64.286% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

The following chart also shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final basket level (expressed as a percentage of the initial basket level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final basket level (expressed as a percentage of the initial basket level) of less than 70.000% (the section left of the 70.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes.

The following three examples illustrate the hypothetical cash settlement amount at maturity on each note based on hypothetical final levels of the basket underliers, calculated based on the key terms and assumptions above. The levels in Column A represent the initial level for each basket underlier, and the levels in Column B represent hypothetical final levels for each basket underlier. The percentages in Column C represent hypothetical final levels for each basket underlier in Column B expressed as percentages of the corresponding initial levels in Column A. The amounts in Column D represent the initial weighted values of each basket underlier, and the amounts in Column E represent the products of the percentages in Column C times the corresponding amounts in Column D. The final basket level for each example will equal the sum of the amounts shown in Column E. The basket return for each example is shown beneath the final basket level for such example, and will equal the quotient of (i) the final basket level for such example minus the initial basket level divided by (ii) the initial basket level, expressed as a percentage.

Example 1: The final basket level is greater than the initial basket level. The cash settlement amount exceeds the $1,000 face amount.

	Column A	Column B	Column C	Column D	Column E

Basket Underlier	Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C × Column D
Russell 1000® Growth	578.70	723.38	125%	30.00	37.50
Russell 1000® Value	611.23	764.04	125%	30.00	37.50
Russell Midcap® Growth	444.30	555.38	125%	15.00	18.75
Russell Midcap® Value	984.59	1,230.74	125%	15.00	18.75

	Column A	Column B	Column C	Column D	Column E

Basket Underlier	Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C × Column D
S&P SmallCap 600® Growth	297.32	371.65	125%	5.00	6.25
S&P SmallCap 600® Value	270.19	337.74	125%	5.00	6.25
			Final Basket Level:		125.00
			Basket Return:		25.00%

—    In this example, all of the hypothetical final levels for the basket underliers are greater than the applicable initial levels, which results in the hypothetical final basket level being greater than the initial basket level of 100.00. Since the hypothetical final basket level of 125.00 exceeds the initial basket level, the hypothetical cash settlement amount will equal:

Cash settlement amount = $1,000 + ($1,000 x 110% x 25.00%) = $1,275.00

Example 2: The final basket level is less than the initial basket level, but greater than the buffer level. The cash settlement amount equals the $1,000 face amount.

	Column A	Column B	Column C	Column D	Column E

Basket Underlier	Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C × Column D
Russell 1000® Growth	578.70	520.83	90%	30.00	27.00
Russell 1000® Value	611.23	519.55	85%	30.00	25.50
Russell Midcap® Growth	444.30	355.44	80%	15.00	12.00
Russell Midcap® Value	984.59	738.44	75%	15.00	11.25
S&P SmallCap 600® Growth	297.32	222.99	75%	5.00	3.75
S&P SmallCap 600® Value	270.19	202.64	75%	5.00	3.75
			Final Basket Level:		83.25
			Basket Return:		-16.75%

—    In this example, all of the hypothetical final levels for the basket underliers are less than the applicable initial levels, which results in the hypothetical final basket level being less than the initial basket level of 100.00. Since the hypothetical final basket level of 83.25 is greater than the buffer level of 70% of the initial basket level but less than the initial basket level of 100.00, the hypothetical cash settlement amount will equal the face amount of a note, or $1,000.

Example 3: The final basket level is less than the buffer level. The cash settlement amount is less than the $1,000 face amount.

	Column A	Column B	Column C	Column D	Column E

Basket Underlier	Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C × Column D
Russell 1000® Growth	578.70	318.29	55%	30.00	16.50

	Column A	Column B	Column C	Column D	Column E

Basket Underlier	Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C × Column D
Russell 1000® Value	611.23	488.98	80%	30.00	24.00
Russell Midcap® Growth	444.30	333.23	75%	15.00	11.25
Russell Midcap® Value	984.59	708.90	72%	15.00	10.80
S&P SmallCap 600® Growth	297.32	193.26	65%	5.00	3.25
S&P SmallCap 600® Value	270.19	162.11	60%	5.00	3.00
			Final Basket Level:		68.80
			Basket Return:		-31.20%

—    In this example, all of the hypothetical final levels for the basket underliers are less than the applicable initial levels, which results in the hypothetical final basket level being less than the initial basket level of 100.00. Since the hypothetical final basket level of 68.80 is less than the buffer level of 70% of the initial basket level, the hypothetical cash settlement amount will equal:

Cash settlement amount = $1,000 + ($1,000 × 142.86% × (–31.20% + 30%)) = $982.86

The cash settlement amounts shown above are entirely hypothetical; they are based on levels for the basket underliers that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-31 of the accompanying product supplement no. 1065.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final basket level on the determination date, nor can we predict the relationship between the level of each basket underlier and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive, if any, on the stated maturity date and the rate of return on the offered notes will depend on the actual basket return determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the hypothetical cash settlement amounts shown in the tables and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement, and “Additional Risk Factors Specific to the Underlier-Linked Notes” in the accompanying product supplement no. 1065. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the basket underliers that comprise the basket to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Is, and the Price You May Receive for Your Notes May Be, Significantly Less Than the Issue Price

The original issue price for your notes, the price at which Goldman, Sachs & Co. would initially buy or sell your notes (if Goldman, Sachs & Co. makes a market, which it is under no obligation to do) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through April 2, 2012. After April 2, 2012, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, it may receive income from the spreads between its bid and offer prices for the notes, if any. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “Additional Risk Factors Specific to the Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-31 of the accompanying prospectus supplement no. 1065.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Underlier-Linked Notes — Your Notes May Not Have an Active Trading Market” on page S-31 of the accompanying product supplement no. 1065.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of a weighted basket comprised of Russell 1000® Growth Index, the Russell 1000® Value Index, the Russell Midcap® Growth Index, the Russell Midcap® Value Index, the S&P SmallCap 600® Growth Index and the S&P SmallCap 600® Value Index, as measured from the initial basket level of 100 to the final basket level on the determination date. If the final basket level for your notes is less than the buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of approximately 1.4286 times the sum of the basket return plus the buffer amount times $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

The Cash Settlement Amount of Your Notes Is Not Linked to the Level of Each Basket Underlier at Any Time Other Than the Determination Date

The cash settlement amount that will be paid on your notes will be determined based on the basket closing level on the determination date. Although the actual basket closing level on the stated maturity date or at other times during the life of your notes may be higher than the final basket level, you will not benefit from the basket closing levels at any time other than on the determination date.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the buffer level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, the buffer level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

The Underlier Sponsors Retain Significant Control and Discretionary Decision-Making Over the Basket Underliers, Which May Have an Adverse Effect on the Levels of the Basket Underliers and on Your Notes.

Under the methodology documents that govern the basket underliers, the underlier sponsors retain the right, from time to time, to exercise reasonable discretion as they deem appropriate in order to ensure underlier integrity. Although it is unclear how and to what extent this discretion could or would be exercised, it is possible that it could be exercised by the underlier sponsors in a manner that adversely affects the levels of the basket underliers and therefore your notes. The underlier sponsors are not obligated to, and will not, take account of your interests in exercising the discretion described above.

Because Your Notes Are Linked to a Basket of Underliers, the Lower Performance of One Basket Underlier May Offset an Increase in the Other Underliers in the Basket

Your notes are linked to basket underliers that are not equally weighted. Declines in the level of one basket underlier may offset increases in the levels of the other basket underliers. As a result, any return on the basket — and thus on your notes — may be reduced or eliminated, which will have the effect of reducing the amount payable in respect of your notes at maturity.

There are Risks Associated with Small Capitalization Stocks

The stocks that constitute the S&P SmallCap 600® Growth Index and the S&P SmallCap 600® Value Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. These companies tend to be less well-established than large market capitalization companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

Except to the Extent We are One of the 1000 Companies Whose Common Stock Comprises the Russell 1000® Value Index, There Is No Affiliation Between the Underlier Stock Issuers or Any Underlier Sponsor And Us, And We Are Not Responsible For Any Disclosure By The Underlier Stock Issuers or Underlier Sponsors

The common stock of Goldman Sachs is one of the 1000 underlier stocks comprising the Russell 1000® Value Index. Goldman Sachs is not otherwise affiliated with the issuers of the underlier stocks or the underlier sponsors unless otherwise disclosed in the applicable pricing supplement. However, we or our affiliates may currently or from time to time in the future own securities of, or engage in business with, the applicable underlier sponsor or the underlier stock issuers. Nevertheless, neither we nor any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about the basket underliers and the underlier stock issuers. You, as an investor in your notes, should make your own investigation into the basket underliers and the underlier stock issuers. See “The Basket and the Basket Underliers” below for additional information about the basket underliers to which your notes may be linked.

Neither the underlier sponsors nor the underlier stock issuers are involved in the offering of your notes in any way and none of them have any obligation of any sort with respect to your notes. Thus, neither the underlier sponsors nor the underlier stock issuers have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the market value of your notes.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes that are currently characterized as pre-paid derivative contracts, and any such guidance could adversely affect the tax treatment and the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page S-41 of the accompanying product supplement no. 1065. You should consult your own tax adviser about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-41 of the accompanying product supplement no. 1065 unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

THE BASKET AND THE BASKET UNDERLIERS

The Basket

The basket is comprised of six basket underliers with the following initial weights within the basket: the Russell 1000® Growth Index (30.00%), the Russell 1000® Value Index (30.00%), the Russell Midcap® Growth Index (15.00%), the Russell Midcap® Value Index (15.00%), the S&P SmallCap 600® Growth Index (5.00%) and the S&P SmallCap 600® Value Index (5.00%).

The Russell Indices

The Russell 1000® Growth Index, Russell 1000® Value Index, Russell Midcap® Growth Index and Russell Midcap® Value Index, which we refer to collectively as the “Russell Indices”, are calculated, published and disseminated by Russell Investment Group (“Russell”). The Russell 1000® Growth Index (“Russell 1000 Growth Index”) and the Russell 1000® Value Index (“Russell 1000 Value Index”) measure the composite price performance of stocks of approximately 1,000 large-cap companies in the U.S. equity market. The Russell Midcap® Growth Index (“Russell Midcap Growth Index”) and the Russell Midcap® Value Index (“Russell Midcap Value Index”) measure the composite price performance of stocks of approximately 800 mid-cap companies in the U.S. equity market. Additional information about the Russell Indices is available on the following website: http://www.russell.com/indexes/data/US_Equity/

Russell_US_equity_indexes.asp.

The Russell 1000® Growth Index and the Russell 1000® Value Index

The Russell 1000 Growth Index and the Russell 1000 Value Index are sub-indices of the Russell 1000® Index (“Russell 1000 Index”). The Russell 1000 Index is a sub-index of the Russell 3000® Index and includes approximately 1,000 of the largest securities that form the Russell 3000® Index. The Russell 3000® Index is comprised of the 3,000 largest companies, or 98% based on market capitalization, of the investable U.S. equity market. The Russell 1000 Index is designed to track the performance of the large capitalization segment of the U.S. equity market and represents approximately 92% of the total market capitalization of the U.S. equity market.

The Russell 1000 Growth Index is designed to track the performance of those Russell 1000 Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000 Value Index is designed to track the performance of those Russell 1000 Index companies with lower price-to-book ratios and lower expected growth values.

The Russell Midcap® Growth Index and the Russell Midcap® Value Index

The Russell Midcap Growth Index and Russell Midcap Value Index are sub-indices of the Russell Midcap® Index. The Russell Midcap® Index is a sub-index of the Russell 1000 Index and includes approximately 800 of the smallest securities that form the Russell 1000 Index based on a combination of their market cap and current index membership. The Russell Midcap® Index is designed to track the performance of the middle capitalization segment of the U.S. equity market and represents approximately 31% of the total market capitalization of the Russell 1000 Index.

The Russell Midcap Growth Index is designed to track the performance of those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Midcap Value Index is designed to track the performance of those Russell Midcap® Index companies with lower price-to-book ratios and lower expected growth values.

The top ten constituent stocks of each of the Russell Indices as of October 3, 2011, are as set forth below in the applicable table:

Russell 1000® Growth Index

Constituent	Sector	Percentage (%)
APPLE INC	Technology	6.0637
EXXON MOBIL CORP	Energy	4.5277
INTL BUSINESS MACHINES	Technology	3.6739
MICROSOFT CORP	Technology	3.1863
COCA COLA CO	Consumer Staples	2.2623
GOOGLE INC	Technology	2.1830
ORACLE CORP	Technology	1.8785
PHILIP MORRIS INTL	Consumer Staples	1.7399
PEPSICO INC	Consumer Staples	1.6681
MCDONALDS CORP	Consumer Discretionary	1.5623

Russell 1000® Value Index

Constituent	Sector	Percentage (%)
CHEVRON CORP	Energy	3.0453
AT&T INC	Utilities	2.9806
PROCTER & GAMBLE CO	Consumer Staples	2.9250
GENERAL ELECTRIC CO	Producer Durables	2.7846
PFIZER INC	Health Care	2.4473
JOHNSON & JOHNSON	Health Care	2.4210
BERKSHIRE HATHAWAY INC	Financial Services	2.1920
JPMORGAN CHASE & CO	Financial Services	2.0348
INTEL CORP	Technology	1.9540
WELLS FARGO & CO	Financial Services	1.8952

Russell Midcap® Growth Index

Constituent	Sector	Percentage (%)
INTUIT	Technology	0.8538
BED BATH & BEYOND INC	Consumer Discretionary	0.8474
INTUITIVE SURGICAL INC	Health Care	0.8434
EL PASO CORP	Energy	0.7630
PRICE T ROWE GROUP INC	Financial Services	0.7337
CROWN CASTLE INTL CORP	Technology	0.7204
ALEXION PHARMACEUTICALS	Health Care	0.6888
ECOLAB INC	Materials & Processing	0.6864
C H ROBINSON WORLDWIDE	Producer Durables	0.6754
PPG INDUSTRIES INC	Materials & Processing	0.6686

Russell Midcap® Value Index

Constituent	Sector	Percentage (%)
CONSOLIDATED EDISON INC	Utilities	1.0053
LORILLARD INC	Consumer Staples	0.9874
PPL CORP	Utilities	0.9750
SPECTRA ENERGY CORP	Energy	0.9540
ANNALY CAPITAL MGMT INC	Financial Services	0.9164
PROGRESS ENERGY INC	Utilities	0.9077
MARSH & MCLENNAN COS	Financial Services	0.8579
HCP INC	Financial Services	0.8356
EQUITY RESIDENTIAL	Financial Services	0.8252
AON CORP	Financial Services	0.8168

The sectors represented in the Russell Indices and their relative weightings as of October 3, 2011, are as set forth below in the applicable table. Also note that the sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

Russell 1000® Growth Index

Sector	Percentage (%)
Technology	26.493
Health Care	10.604
Consumer Discretionary	16.909
Consumer Staples	10.995
Energy	10.334
Materials & Processing	5.690
Producer Durables	12.986
Financial Services	5.288
Utilities	0.702

Russell 1000® Value Index

Sector	Percentage (%)
Technology	7.517
Health Care	13.229
Consumer Discretionary	9.484
Consumer Staples	7.970
Energy	11.605
Materials & Processing	2.617
Producer Durables	8.832
Financial Services	25.266
Utilities	13.478

Russell Midcap® Growth Index

Sector	Percentage (%)
Technology	16.065
Health Care	12.985
Consumer Discretionary	21.419
Consumer Staples	6.186
Energy	9.081
Materials & Processing	9.015
Producer Durables	15.342
Financial Services	8.872
Utilities	1.037

Russell Midcap® Value Index

Sector	Percentage (%)
Technology	6.430
Health Care	6.704
Consumer Discretionary	12.007
Consumer Staples	6.926
Energy	5.436
Materials & Processing	4.494
Producer Durables	10.167
Financial Services	31.366
Utilities	16.471

Selection of Constituent Stocks of the Russell Indices

The Russell 1000 Growth Index and the Russell 1000 Value Index are sub-indices of the Russell 1000 Index. The Russell Midcap Growth Index and Russell Midcap Value Index are sub-indices of the Russell Midcap® Index, which is a sub-index of the Russell 1000 Index. To be eligible for inclusion in the Russell 1000 Index, and, consequently, the Russell Indices, a company’s stocks must be listed on the last trading day of May of a given year and Russell must have access to documentation verifying the company’s eligibility for inclusion. Eligible initial public offerings are added to Russell U.S. Indices at the end of each calendar quarter, based on total market capitalization rankings within the market-adjusted capitalization breaks established during the most recent reconstitution. To be added to any Russell U.S. index during a quarter outside of reconstitution, initial public offerings must meet additional eligibility criteria.

A company is included in the U.S. equity markets and is eligible for inclusion in the Russell 1000 Index, and consequently, the Russell Indices, if that company incorporates in, has its headquarters in and also trades with the highest liquidity (as defined by a two-year average daily dollar trading volume from all exchanges) in the United States or its territories. If a company satisfies any one of these criteria and the primary location of that company’s assets or its revenue, based on an average of two years of assets or revenues data, is also in the United States, that company will also be considered part of the U.S. equity market. In addition, if there is insufficient information to assign a company to the U.S. equity markets based on its assets or revenue, the company may nonetheless be assigned to the U.S. equity markets if the headquarters of the company is located in certain “benefit-driven incorporation countries”, or “BDIs”, and that company’s most liquid stock exchange is also in the United States. The BDI countries are Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles, Panama and Turks and Caicos Islands. ADRs and ADSs are not eligible for inclusion in the Russell Indices.

Exclusions from the Russell Indices

Russell specifically excludes the following securities from the Russell Indices: (i) preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights and trust receipts; (ii) royalty trusts, limited liability companies, closed-end investment companies (business development companies are eligible), blank check companies, special purpose acquisition companies and limited partnerships; (iii) companies with a total market capitalization less than $30 million; (iv) companies with only a small portion of their shares available in the marketplace (companies with 5% or less float); and (v) bulletin board, pink sheets or over-the-counter traded securities.

Initial List of Eligible Securities

The primary criterion Russell uses to determine the initial list of securities eligible for the Russell 1000 Index and consequently, the Russell Indices, is total market capitalization, which is calculated by multiplying the total outstanding shares for a company times the market price as of the last trading day in May. All common stock share classes are combined in determining market capitalization. If multiple share classes have been combined, the price of the primary vehicle (usually the most liquid) is used in the calculations. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. Stocks must trade at or above $1.00 on their primary exchange on the last trading day of May of each year to be eligible for inclusion in the Russell 1000 Index. In order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last trading day of May, it will be considered eligible if the average of the daily closing prices from their primary exchange during the month of May is equal to or greater than $1.00.

Annual Reconstitution

The Russell Indices are reconstituted annually by Russell to reflect changes in the marketplace. The list of companies is ranked based on total market capitalization on the last trading day in May, with the actual reconstitution effective on the first trading day following the final Friday of June each year, unless the final Friday in June is the 28th, 29th or 30th, in which case reconstitution will be effective on the preceding Friday. Changes in the constituents are preannounced and subject to change if any corporate activity occurs or if any new information is received prior to release. Determination of growth and value characteristics of the index stocks as described below is completed as part of the annual reconstitution.

Determination of Growth and Value Characteristics of Index Stocks

Russell uses a “non-linear probability” method to assign stocks to the Russell Indices. The term “probability” is used to indicate the degree of certainty that a stock is value or growth based on its relative book-to-price (“BP”) ratio, a medium-term growth rate forecast based on Thompson Reuters I/B/E/S two-year forecasts (“I/B/E/S/ medium-term growth forecast”)), and sales per share historical growth (5-year). This method allows stocks to be represented as having both growth and value characteristics, while preserving the additive nature of the indices.

The stocks in the Russell 1000 Index (and there by the Russell Midcap Index) are ranked by their adjusted BP ratio, their I/B/E/S medium-term growth forecast and sales per share historical growth (5-year). These rankings are converted to standardized units where the value variable (BP ratio) represents 50% of the score and the growth variables (I/B/E/S medium-term growth forecast and sales per share historical growth) represent the remaining 50%. The standardized units are then combined to produce a Composite Value Score (“CVS”). Stocks are then ranked by their CVS, and a probability algorithm is applied to the CVS distribution to assign growth and value weights to each stock. In general, stocks with a lower CVS are considered growth, stocks with a higher CVS are considered value, and stocks with a CVS in the middle range are considered to have both growth and value characteristics and are weighted proportionately in the growth and value index. Stocks are always fully represented by the combination of their growth and value weights, e.g., a stock that is given a 20% weight in a Russell value index will have an 80% weight in the same Russell growth index.

Stock A, in the figure below, is a security with 20% of its available shares assigned to the value index and the remaining 80% assigned to the growth index. The growth and value probabilities will always sum to 100%. Hence, the sum of a stock’s market capitalization in the growth and value index will always equal its market capitalization in the Russell 1000 Index or Russell Midcap Index, as the case may be.

In the figure above, the quartile breaks are calculated such that approximately 25% of the available market capitalization lies in each quartile. Stocks at the median are divided 50% in each style index. Stocks below the first quartile are 100% in the growth index. Stocks above the third quartile are 100% in the value index. Stocks falling between the first and third quartile breaks are in both indexes to varying degrees depending on how far they are above or below the median and how close they are to the first or third quartile breaks.

Roughly 70% of the available market capitalization is classified as all growth or all value. The remaining 30% have some portion of their market value in either the value or growth index, depending on their relative distance from the median value score. There is, however, a small position cutoff rule: if a stock’s weight is more than 95% in one style index, Russell increases its weight to 100% in that index.

The market capitalization of the growth and value indices may not each equal 50% of the market capitalization of the Russell 1000 Index or Russell Midcap Index, as the case may be. At first glance, this seems counterintuitive, since the methodology uses capitalization-weighted medians and quartiles, which implies that 50% of the capitalization is above and below the median. However, asymmetry in the capitalization distributions within the second and third quartiles results in a skewed distribution of CVS. When CVS is normally distributed, the growth and value indices will each contain 50% of the market capitalization of Russell 1000 Index or Russell Midcap Index, as the case may be.

Stocks with missing or negative values for BP, or missing values for I/B/E/S growth, or missing sales per share historical growth (5yr) (6 years of quarterly numbers are required), are allocated by using the mean value score of the Russell 1000 Index industry, subsector, or sector group into which the company falls. Each missing (or negative BP) variable is substituted with the industry, subsector or sector group independently. An industry must have five members or the substitution reverts to the subsector. In addition, a weighted value score is calculated for securities with low analyst coverage for I/B/E/S medium-term growth. For securities with a single analyst covering the security,  2/3 of the industry, subsector, or sector group value score is weighted with  1/3 the security’s independent value score. For those securities with coverage by two analysts,  2/3 of the security’s weighted value score is used and only  1/3 of the industry, subsector, or sector group is weighted. For those securities with three analysts contributing to the I/B/E/S medium-term growth forecast, 100% of the independent security’s value score is used.

A company’s reported book value is adjusted to reflect write-offs stemming from the Financial Accounting Standards Board (“FASB”) — issued Statement of Financial and Accounting Standards 106 and 109 (“FAS 106 & 109”) since June 30, 1993. Assuming that each company amortized the FAS 106 & 109 transition obligation over a 20-year period beginning with the year of adoption, the unamortized portion of the write off is added back to the reported book value. The adjusted BP ratio is calculated by use of this adjusted book value; the adjusted ratio is used in place of reported BP when ranking companies for growth or value.

Annual Reconstitution for Value and Growth Indices

In an effort to prevent unnecessary turnover, Russell implements a banding methodology at the CVS level of its algorithm used to determine the classification of a stock as growth or value. If a company’s CVS change from the previous year is ≤ +/- .15 and the company remains in same core index, then the CVS remains unchanged during the next reconstitution process. Keeping the CVS static does not mean that the probability that a stock is growth or value will remain unchanged in all cases due to the relation of that CVS score to the overall index. Russell uses this banding methodology to reduce turnover caused by smaller, less meaningful movements while continuing to allow the larger, more meaningful changes to occur, signaling a change in the company’s relation to the market.

Index Calculation and Capitalization Adjustments

As capitalization-weighted indices, the Russell Indices reflect changes in the capitalization, or market value, of the underlier stocks relative to the capitalization on a base date. This discussion describes the “price return” calculation of the Russell Indices. The current values of the Russell Indices are the compounded results of the cumulative daily (or monthly) return percentages, where the starting value of the index is equal to the base value (100) and base date. The base date for the Russell 1000 Value Index and the Russell 1000 Growth Index is December 31, 1990. The base date for the Russell Midcap Value Index and the Russell Midcap Growth Index is December 31, 1985. Returns between any two dates can then be derived by dividing the ending period index value (IV1) by the beginning period (IV0) index value, so that the return equals [(IV1 /IV0) –1]*100. The ending period index value, for purposes of calculating the values of the Russell Indices, on any date is determined by adding the market values of the underlier stocks, which are derived by multiplying the price of each stock by the number of available shares, to arrive at the total market capitalization of the 1,000 stocks (in the case of the Russell 1000 Value Index and the Russell 1000 Growth Index) or 800 stocks (in the case of the Russell Midcap Value Index and the Russell Midcap Growth Index). To calculate the Russell Indices, last sale prices will be used for exchange-traded and NASDAQ stocks. In the event of a market disruption resulting in any underlier stock price to be unavailable, Russell will generally use the last reported price for such underlier stock for the purpose of performance calculation.

Constituent stocks of the indices are weighted in the Russell Indices by their free-float market capitalization, which is calculated by multiplying the primary closing price by the number of free-float shares. Free-float shares are shares that are available to the public for purchase as determined by Russell. Russell determines shares available to the public for purchase based on information recorded in corporate filings with the Securities and Exchange Commission and other reliable sources in the event of missing or questionable data. Russell removes the following types of shares from total market capitalization to arrive at free-float market capitalization:

Corporate cross-owned shares — shares of a company in the applicable Russell Growth and Value Index that are held by another company that is included in any other Russell index;

Large private and corporate holdings — shares held by an individual, a group of individuals acting together or a corporation (that is included in the applicable Russell Growth and Value Index) if such shareholdings constitute 10% or more of the shares outstanding. Institutional holdings, including investment companies, partnerships, insurance companies, mutual funds, banks or venture capital firms, are not excluded unless the firm has a direct relationship to the company, such as board representation, in which case they are considered strategic holdings and excluded;

ESOP or LESOP shares — shares held by employee stock ownership plans and leveraged employee stock ownership plans that comprise 10% or more of a company’s outstanding shares;

Unlisted share classes — classes of common stock that are not traded on a U.S. securities exchange;

Initial public offering lock-ups — shares locked-up during an initial public offering are not available to the public and will be excluded from the market value at the time the initial public offering enters the applicable Russell Growth and Value Index; and

Government holdings — shareholdings listed as “government of”. Shares held by government investment boards and/or investment arms are treated like shares held by large private shareholdings and are excluded if the number of shares is greater than 10% of outstanding shares. Shares held by a government pension plan are considered institutional holdings and will not be excluded.

Corporate Actions Affecting the Russell Indices

Russell adjusts the Russell Indices in response to certain corporate actions and events. The adjustment is applied when Russell determines that the corporate action or event is final based on sources of public information, including press releases and Securities and Exchange Commission filings. Prior to the completion of a corporate action or event, Russell estimates the effective date. Russell will then adjust the anticipated effective date based on public information until the date is considered final. Depending on the time on a given day that an action is determined to be final, Russell will generally either (1) apply the action after the close of the then-current market day (t) or (2) apply the action after the close of the following day (t + 1). Russell applies the following methodology guidelines when adjusting the index in response to corporate actions and events:

“No Replacement” Rule — Securities that are deleted from the Russell Indices between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Russell Indices over the past year will fluctuate according to corporate activity.

Mergers and Acquisitions —

Between constituents: When mergers and acquisitions take place between companies that are both constituents of a Russell index, the acquired company is deleted and its market capitalization moves to the acquiring company’s stock. Russell categorizes the surviving entity based on a weighted average of the market value of the two companies prior to the merger using market values as of the day immediately before Russell determines that the action or event is final.

Between a constituent and a non-constituent: If the acquiring company is not a member of a Russell index, Russell will analyze the transaction to determine whether it constitutes a reverse merger. A reverse merger occurs when the acquiring company is a private, non-publicly traded company or OTC company, and the acquisition results in a transaction whereby a new publicly traded company is created that meets all of the requirements for inclusion in a Russell index based on market capitalization using the opening price on the day after the merger or acquisition is considered final. In such a case, the newly formed entity will be placed in the applicable Russell Growth and Value Index, if appropriate, and the acquired company simultaneously removed from the applicable Russell Growth and Value Index, after the close of the market on the day after the merger is considered final. If the event does not qualify as a reverse merger, the acquired company is deleted after the action is determined to be final.

Reincorporation — Members of a Russell U.S. index, like the Russell Indices, that reincorporate to another country and continue to trade in the United States and companies that reincorporate to the United States during the year are analyzed for assignment by Russell during annual reconstitution. Members that reincorporate in another country and no longer trade in the United States are immediately deleted from the Russell U.S. indices.

Rights Offerings — Rights offered to shareholders are reflected in the indices on the date the offer expires for non-transferable rights and on the ex-date for transferable rights. In both cases, the price is adjusted to account for the value of the right on the ex-date and the shares are increased according to the terms of the offering on that date. Rights issued in anticipation of a take-over event are excluded from this treatment.

Spin-offs and Initial Public Offerings — The only additions between reconstitution dates result from spin-offs and initial public offerings. Spin-off companies are added to the parent company’s index and capitalization tier of membership, if the spin-off is large enough. To be eligible, the spun-off company’s total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in the Russell 3000E™ Index at the latest reconstitution. Eligible initial public offerings are added to the Russell Indices at the end of each calendar quarter.

Tender Offers — A company acquired as the result of a tender offer is removed when the offer has fully expired and when it is determined that the company will finalize the process with a short-form merger. Because this information is typically not available until after the close, the company will be removed the day after the process is final at the last traded market price.

Delisted and Halted Stocks — When stocks are deleted from a Russell Growth and Value Index as a result of exchange de-listing or reconstitution, the price used will be the closing primary exchange price on the day the action is final (t), or the following day (t+1) using the closing OTC bulletin board price. Halted securities are not removed from an index until the time they are actually delisted from the exchange. If a security is halted, it remains in the index at the last traded price until the security resumes trading or is officially delisted.

Bankruptcy and Voluntary Liquidations — Companies that file for a Chapter 7 liquidation bankruptcy or have filed a liquidation plan will be removed from the applicable Russell Growth and Value Index at the time of the bankruptcy filing; whereas companies filing for a Chapter 11 reorganization bankruptcy will remain a member of the applicable Russell Growth and Value Index, unless the company is de-listed from the primary exchange, in which case normal de-listing rules apply. If a company files for bankruptcy, is delisted and it can be confirmed that it will not trade OTC, Russell may remove the stock at a nominal price of $0.0001.

Stock Distributions — A price adjustment for stock distributions is applied on the ex-date of the distribution. When the number of shares for the distribution is fixed, Russell increases the number of shares on the ex-date. When the number of shares is an undetermined amount based on future earnings and profits, Russell increases the number of shares on the pay-date.

Updates to Share Capital — Changes to shares outstanding due to buybacks (including Dutch auctions), secondary offerings, merger activity with a non-index member and other potential changes are generally updated at the end of the month in which the change is reflected in vendor-supplied updates. Russell verifies this information using publicly available information filed with the Securities and Exchange Commission. Russell only applies such changes if the aggregate change in the number of shares outstanding is greater than 5%. The float factor determined during the most recent annual reconstitution is applied to this figure, and only the available shares will be added to the applicable Russell Growth and Value Index. No such changes are made in June due to the most recent annual reconstitution.

License Agreement between Russell Investment Group and The Goldman Sachs Group, Inc.

Frank Russell Company and Goldman Sachs International have entered into a non-exclusive license agreement, granting The Goldman Sachs Group, Inc. (“GS Group”), in exchange for a fee, permission to use the Russell Indices in connection with the offer and sale of the notes. GS Group is not affiliated with Russell; the only relationship between Russell and GS Group is the licensing of the use of the Russell 1000® Growth Index, Russell 1000® Value Index, Russell Midcap® Growth Index and Russell Midcap® Value Index (each, a trademark of Russell) and trademarks relating to the Russell Indices.

GS Group does not accept any responsibility for the calculation, maintenance or publication of the Russell Indices or any successor index.

The notes are not sponsored, endorsed, sold or promoted by Russell. Russell makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Russell Indices to track general stock market performance or a segment of the same. Russell’s publication of the Russell Indices in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Russell Indices are based. Russell’s only relationship to GS Group is the licensing of certain trademarks and trade names of Russell and of the Russell Indices which are determined, composed and calculated by Russell without regard to GS Group or the notes. Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change any of the

Russell Indices. Russell has no obligation or liability in connection with the administration, marketing or trading of the notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 1000® GROWTH INDEX, RUSSELL 1000® VALUE INDEX, RUSSELL MIDCAP® GROWTH INDEX OR RUSSELL MIDCAP® VALUE INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY GS GROUP, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 1000® GROWTH INDEX, RUSSELL 1000® VALUE INDEX, RUSSELL MIDCAP® GROWTH INDEX OR RUSSELL MIDCAP® VALUE INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 1000® GROWTH INDEX, RUSSELL 1000® VALUE INDEX, RUSSELL MIDCAP® GROWTH INDEX OR RUSSELL MIDCAP® VALUE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The S&P Indices

The S&P SmallCap 600® Growth Index (the “Growth Index”) and the S&P SmallCap 600® Value Index (the “Value Index”, and together with the Growth Index, the “S&P Indices”) are derivations of the S&P SmallCap 600® Index, which includes 600 small cap companies in leading industries of the U.S. economy. The Growth and Value Indices are calculated, maintained and published by Standard & Poor’s Financial Services LLC (“S& P”). Additional information is available on the following website: http://www.standardandpoors.com. We are not incorporating by reference the website or any material it includes in this prospectus supplement.

As of October 4, 2011, the Growth Index includes 368 companies and the Value Index includes 434 companies.

Construction of the Growth and Value Indices

The S&P SmallCap 600® Index (the “Parent Index”) includes 600 small cap companies in leading industries of the U.S. economy. The Parent Index is also calculated, maintained and published by S&P. The Parent Index is intended to provide a portfolio of companies that are investible and financially viable for the small cap segment of U.S. equity markets, a segment typically known for poor trading liquidity and financial instability. Companies eligible for inclusion in the Parent Index have an unadjusted market capitalization in the range of $300 million to $1.4 billion. S&P reviews the range from time to time to assure consistency with market conditions. S&P chooses companies for inclusion in the Parent Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the small cap segment of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the Parent Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company’s common stock is widely held and the market value and trading activity of the common stock of that company.

In order to construct the Growth and Value Indices, the complete market capitalization of the Parent Index is divided approximately equally into growth and value indices, which together cover all stocks in the Parent Index universe, using a conventional market capitalization-weighting scheme. To determine which stocks are included in the Growth and Value Indices, the stocks included the Parent Index are ranked based on growth and value scores. The factors used in determining the growth score are: (1) the three-year change in earnings per share over price per share, (2) the three-year sales per share growth rate, and (3) momentum (twelve-month percent price change). The factors used in determining the value score are: (1) the book value to price ratio, (2) the earnings to price ratio, and (3) the sales to price ratio.

Raw values for each of the above factors are calculated for each company in the S&P Total Market Index (TMI) universe. These raw values are then standardized by dividing the difference between each stock’s raw score and the mean of the entire set by the standard deviation of the entire set. A “Growth Score” for each company is computed as the average of the standardized values of the three growth factors. Similarly, a “Value Score” for each company is computed as the average of the standardized values of the three value factors. A simple averaging process is used for the sake of simplicity, which assumes that each factor is equally important. Once each stock has been assigned a Growth Score and Value Score, stocks within the Parent Index are ranked based on Growth and Value Scores. The Parent Index constituents are then sorted in ascending order of the ratio of growth rank/value rank. The stocks at the top of this list, comprising 33% of the total market capitalization of the Parent Index, are designated as the growth basket. The stocks at the bottom of the list, comprising 33% of the total market capitalization of the Parent Index, are designated the value basket. The stocks in the middle of the list have neither pure growth nor pure value characteristics and represent the remaining 34% of stocks from the Parent Index.

The entirety of the market capitalization of the stocks in the growth basket are assigned to Growth Index, while the entirety of the market capitalization of the stocks in the value basket are assigned to the Value Index. The middle 34% market capitalization is distributed into the Growth and Value Indices based on their distances from the midpoint of the Growth and Value baskets. The midpoint of each basket is calculated as the average of the Value Scores and Growth Scores of stocks in each basket. As a result of this methodology, the market capitalization of the stocks in the middle basket is shared between the Growth and Value Indices. S&P does not employ any procedure to ensure equal market capitalization between the Growth and Value Indices because price movements of the constituent stocks would immediately result in inequality upon recalculation of the indices. S&P rebalances the Growth and value Indices on the third Friday of December. Value Scores, Style Scores, market-capitalization weights and growth and value midpoint averages are reset only once a year at the December rebalancing. Other changes to the Growth and Value Indices are made on an as-needed basis, following the guidelines of the Parent Index, as discussed below. Changes in response to corporate actions and market developments can be made at any time. Constituent changes are typically announced for the parent index two-to-five days before they are scheduled to be implemented.

As of October 4, 2011, the Growth Index includes 368 constituents and the Value Index includes 434 constituents. As of October 4, 2011, the top ten constituents by market cap of the Growth Index, together constituting an 11.33% market cap share, are: Regeneron Pharmaceuticals Inc., National Retail Properties Inc., Healthspring, Signature Bank NY, TreeHouse Foods Inc., Tanger Factory Outlet Centers, Mid-America Apartment Communities, BioMed Realty Trust Inc., Cubist Pharmaceuticals Inc. and CLARCOR Inc. As of October 4, 2011, the top ten constituents by market cap of the Value Index, together constituting an 8.83% market cap share, are: National Retail Properties Inc., World Fuel Services Corp, ProAssurance Corp, Mid-America Apartment Communities, BioMed Realty Trust Inc., CLARCOR Inc., Piedmont Natural Gas Inc., Kilroy Realty Corp, Teledyne Technologies Inc. and United Natural Foods Inc.

As of October 4, 2011, the 368 companies included in the Growth Index were divided into ten Global Industry Classification Sectors. The Global Industry Classification Sectors include (with the percentage currently included in such sectors indicated in parentheses): Consumer Discretionary (16.27%), Consumer Staples (5.14%), Energy (3.46%), Financials (18.56%), Health Care (15.60%), Industrials (11.26%), Information Technology (21.93%), Materials (4.69%), Telecommunication Services (0.70%), Utilities (2.38%). As of October 4, 2011, the 434 companies included in the Value Index were divided into ten Global Industry Classification Sectors. The Global Industry Classification Sectors include (with the percentage currently included in such sectors indicated in parentheses): Consumer Discretionary (12.09%), Consumer Staples (4.85%), Energy (5.33%), Financials (25.21%), Health Care (6.21%), Industrials (20.09%), Information Technology

(12.80%), Materials (5.96%), Telecommunication

Services (0.62%), Utilities (6.82%). (Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.)

Calculation of the Growth and Value Price

Return Indices

The Growth and Value Indices are calculated using a base-weighted aggregate methodology. The value of the Growth and Value Indices on any day for which an index value is published is determined by a fraction, the numerator of which is the aggregate of the market price of each stock in the Growth Index or the Value Index, as applicable, times the number of float-adjusted outstanding shares of such index stock included in such index, and the denominator of which is the divisor, which is described more fully below.

The indices use a float adjustment methodology so that each index will reflect only those shares that are generally available to investors in the market rather than all of a company’s outstanding shares. To this end, S&P defines three groups of shareholders whose holdings are presumed to be for control rather than investment purposes. The groups are:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, or strategic partners leveraged buyout groups

•	holdings by government entities, including all levels of government within the United States or foreign countries, and

•

holdings by other control groups, such as a company’s own current or former officers, board members, founders, employee stock ownership plans or other investment vehicles controlled by the company or such other persons.

Within each group, holdings are totaled, and in cases where holdings of a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted share count to be used in Growth and Value Indices calculations.

The Growth and Value Indices are also sometimes called “base-weighted indices” because of their use of a divisor, which is calculated by S&P. Continuity in index values is maintained by adjusting the divisor for all changes in the constituents’ share capital after the base date. This includes additions and deletions to the index, rights issues, share buybacks and issuances, and spin-offs. The divisor’s time series is, in effect, a chronological summary of all changes affecting the base capital of the index. The divisor is adjusted such that the index value at an instant just prior to a change in base capital equals the index value at an instant immediately following that change. The level of the Growth and Value Indices reflect the total market value of all the underliers’ stocks relative to the indices’ base date of June 30, 1995. S&P set the base value of the Growth Index at 76.27 on the base date, and set the base value of the Value Index at 76.22 on the base date.

Maintenance of the Growth and Value Indices

The Growth and Value Indices maintenance process involves changing the constituents, adjusting the number of shares used to calculate the respective indexes, monitoring and completing the adjustments for company additions and deletions, adjusting for stock splits and stock dividends and adjusting for other corporate actions. The effect of these actions will be further discussed below.

Constituent Changes

Constituent changes are made on an as-needed basis and there is no schedule for constituent reviews or annual reconstitution. Because the Growth and Value Indices are derived from the Parent Index, any constituent changes in the Parent Index will be reflected in the Growth and Value Indices, as applicable. Constituent changes are generally announced one to five business days prior to the change. Relevant criteria employed by S&P for additions to the Growth and Value Indices include an unadjusted market capitalization of $300 million to $1.4 billion, adequate liquidity, reasonable price, U.S. domicile, public float of 50% or more, industry sector, financial viability and, for IPOs, a seasoning period of six to twelve months. Stocks are deleted from the Growth and Value Indices when they are involved in mergers, acquisitions or significant restructurings such that they no longer meet the inclusion criteria, when they are delisted from the relevant exchange, and when they violate on or more of the inclusion criteria. Companies that experience a trading halt may be retained or deleted in S&P’s discretion. S&P evaluates additions and deletions with a view to maintaining the continuity of the Growth and Value Indices.

Changes to the Number of Shares of a Constituent

The index maintenance process also involves tracking the changes in the number of shares included for each of the index companies. There is no annual or semi-annual reconstitution, rather, changes are made in response to corporate actions and market development. The timing of adjustments and the number of shares adjusted depends on the type of event causing the change, public availability of data, local market practice, and whether the change represents more than 5% of the float-adjusted share count. Changes as a result of mergers or acquisitions are implemented when the transaction occurs, regardless of the size of the change to the number of shares. At S&P’s discretion, however, de minimis merger and acquisition changes may be accumulated and implemented with the updates made at the quarterly share updates as described in the next sentence. Other changes will be implemented as soon as practicable if the change to the float-adjusted share count is more than 5%. Changes of less than 5%, will be accumulated and made on the third Friday of the last month in each calendar quarter. S&P implements a share freeze the week of the effective date of the quarterly share count updates. During this frozen period, shares are not changed except for certain corporate action events (merger activity, stock splits, rights offerings and certain share dividend payable events). After the float-adjusted share count totals are updated, the divisor is adjusted to compensate for the net change in the total market value of Growth and Value Indices. In addition, any changes over 5% in the current common shares outstanding for the index companies are carefully reviewed by S&P on a weekly basis, and when appropriate, an immediate adjustment is made to the divisor.

Corporate Actions

There are a large range of corporate actions that may affect companies included in the Growth and Value Indices. Certain corporate actions require S&P to recalculate the share count or the float adjustment or to make an adjustment to the divisor to prevent the value of the Growth and Value Indices from changing as a result of the corporate action. This helps ensure that the movement of the Growth and Value Indices does not reflect the corporate actions of individual companies in the respective index.

Set forth below is a table of certain corporate events and their resulting effect on the divisor and the share count. If a corporate event requires an adjustment to the divisor, that event has the effect of altering the market value of the affected underlier stock and consequently of altering the aggregate market value of the underlier stocks following the event. In order that the level of the Growth and Value Indices not be affected by the altered market value (which could be an increase or decrease) of the affected underlier stock, S&P derives a new divisor by dividing the post-event market value of the underlier stocks by the pre-event index value, which has the effect of reducing the Growth and Value Indices’ post-event value to the pre-event level.

Several types of corporate actions, and their related adjustments, are listed in the table below. As with other changes made during the maintenance of the Growth and Value Indices, any change to the Parent Index that requires a divisor adjustment will likewise require a divisor adjustment with respect to any relevant subindex.

Corporate Action	Share Count Revision Required?	Divisor Adjustment Required?	Adjustment to Growth or Value Indices Required?
Company Added or Deleted from S&P SmallCap 600® Index	No	Yes — divisor adjusted by the net change in value	Yes — if a new company is added, it must be rated as described above. The company will then be added to either or both indices, as described above
Stock split	Yes — share count is revised to reflect new count	No — share count and price changes are off-setting	No — share count and price are off-setting
Change in shares outstanding (secondary issuance, share repurchase and/or share buy-back)	Yes — share count is revised to reflect new count	Yes — divisor adjustment reflects change in market capitalization	Yes — the share count follows the Parent Index share count
Spin-off if spun-off company is not being added to the S&P SmallCap 600®	No	Yes — divisor adjustment reflects decline in market value (i.e. value of the spun-off unit)	Yes — the constituent must be removed from the index and the replacement must be rated as described above
Spin-off if spun-off company is being added to the S&P SmallCap 600®	No	No	Yes — the new company must be rated as described above
Spin-off if spun-off company is being added to the S&P SmallCap 600® and another company is being removed	No	Yes — divisor adjustment reflects deletion	Yes — the constituent must be removed from the index and the replacement must be rated as described above

Special cash dividends	No	Yes — calculation assumes that share price drops by the amount of the dividend; divisor adjustment reflects this change in market value	No change made until December rebalancing, which will take into account value of shares
Rights Offering	No	Yes — divisor adjustment reflects increase in market capitalization (calculation assumes that offering is fully subscribed at the set price)	No change made until December rebalancing which will take into account value of the shares

Disruptions Due to Exchange Closure

When an exchange is forced to close early due to unforeseen events, such as computer or electric power failures, weather conditions or other events, S&P will calculate the closing level of the Growth and Value Indices based on (1) the closing prices published by the exchange, or (2) if no closing price is available, the last regular trade reported for each stock before the exchange closed. In all cases, the prices will be from the primary exchange for each stock the Growth and Value Indices. If an exchange fails to open due to unforeseen circumstances, the Growth and Value Indices will use the prior day’s closing prices. If all exchanges fail to open, S&P may determine not to publish the Growth and Value Indices for that day.

License Agreement Between S&P and The Goldman Sachs Group, Inc.

S&P and The Goldman Sachs Group, Inc. (“GS Group”) have entered into a non-transferable, nonexclusive license agreement granting GS Group and its affiliates, in exchange for a fee, the right to use the S&P SmallCap 600 Growth and Value Indices (trademarks of S&P) in connection with the issuance of certain securities, including the underlier-linked notes.

The underlier-linked notes are not sponsored, endorsed, sold or promoted by S&P and S&P does not make any representation regarding the advisability of investing in the underlier-linked notes. S&P makes no representation or warranty, express or implied, to the owners of the underlier-linked notes or any member of the public regarding the advisability of investing in securities generally or in the underlier-linked notes particularly or the ability of the Growth and Value Indices to track general stock market performance. S&P’s only relationship to GS Group is the licensing of certain trademarks and trade names of S&P and of the use of the Growth and Value Indices which are determined, composed and calculated by S&P without regard to GS Group or the underlier-linked notes. S&P has no obligation to take the needs of GS Group or the owners of the underlier-linked notes into consideration in determining, composing or calculating the Growth and Value Indices. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the underlier-linked notes to be issued or in the determination or calculation of the equation by which the underlier-linked notes are to be exchanged into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the underlier-linked notes.

S&P DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE GROWTH AND VALUE INDICES OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE GROWTH AND VALUE INDICES OR ANY DATA INCLUDED THEREIN.

WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING BUT NOT LIMITED TO LOST PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

Historical High, Low and Closing Levels of

the Basket Underliers

The respective closing level of the basket underliers have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the level of any of the basket underliers during any period shown below is not an indication that the basket underliers are more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the basket or the basket underliers as an indication of the future performances of the basket underliers. We cannot give you any assurance that the future performance of the basket, basket underliers or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes.

During the period from January 1, 2006 through November 2, 2011, there were 466 48-month periods, the first of which began on January 1, 2006 and the last of which ended on November 2, 2011. In none of such 466 48-month periods, the closing level of the basket on the final date of such period has fallen below 70% of the closing level of the basket on the initial date of such period. Therefore, during 0% of such 48-month periods, if you had owned notes with terms similar to these notes, you may have received less than the face amount of such notes at maturity. (We calculated these figures using fixed 48-month periods and did not take into account holidays or non-business days.)

Neither we nor any of our affiliates make any representation to you as to the performance of the basket or the basket underliers. The actual performance of the basket and the basket underliers over the life of the offered notes, as well as the cash settlement amount at maturity, may bear little relation to the historical levels shown below.

The tables below show the high, low and closing levels of the Russell 1000® Growth Index, the Russell 1000® Value Index, the Russell Midcap® Growth Index, the Russell Midcap® Value Index, the S&P SmallCap 600® Growth Index and the S&P SmallCap 600® Value Index for each of the four calendar quarters in 2008, 2009, 2010 and 2011 (through November 2, 2011). The tables are for illustrative purposes only. We obtained the closing levels listed in the tables below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the Russell 1000® Growth Index

	High	Low	Close
2008
Quarter ended March 31	603.27	528.73	547.93
Quarter ended June 30	601.89	553.07	553.07
Quarter ended September 30	555.83	462.66	483.28
Quarter ended December 31	476.75	311.83	371.18
2009
Quarter ended March 31	603.27	528.73	547.93
Quarter ended June 30	601.89	553.07	553.07
Quarter ended September 30	555.83	462.66	483.28
Quarter ended December 31	476.75	311.83	371.18
2010
Quarter ended March 31	524.09	473.03	521.38
Quarter ended June 30	540.02	458.26	458.26
Quarter ended September 30	518.19	455.50	515.80
Quarter ended December 31	576.30	512.80	574.67
2011
Quarter ended March 31	616.77	573.79	607.18
Quarter ended June 30	627.13	580.90	609.52
Quarter ended September 30	628.94	520.79	527.38
Quarter ending December 31 (through November 2, 2011)	598.07	512.58	578.70

Quarterly High, Low and Closing Levels of the Russell 1000® Value Index

	High	Low	Close
2008
Quarter ended March 31	785.04	692.15	721.50
Quarter ended June 30	773.82	676.23	678.37
Quarter ended September 30	696.40	595.76	632.15
Quarter ended December 31	633.83	395.47	487.05
2009
Quarter ended March 31	500.54	334.29	401.55
Quarter ended June 30	484.69	409.50	465.18
Quarter ended September 30	558.02	439.11	546.69
Quarter ended December 31	573.55	527.16	566.27
2010
Quarter ended March 31	603.89	538.17	601.29
Quarter ended June 30	632.77	531.32	531.32
Quarter ended September 30	585.71	525.57	581.66
Quarter ended December 31	639.62	580.58	639.22
2011
Quarter ended March 31	681.16	642.39	676.76
Quarter ended June 30	693.76	644.13	669.48
Quarter ended September 30	682.56	551.90	557.50
Quarter ending December 31 (through November 2, 2011)	637.87	539.09	611.23

Quarterly High, Low and Closing Levels of the Russell Midcap® Growth Index

	High	Low	Close
2008
Quarter ended March 31	446.55	385.26	402.55
Quarter ended June 30	458.77	411.26	420.31
Quarter ended September 30	420.70	330.13	344.87
Quarter ended December 31	338.89	196.01	249.49
2009
Quarter ended March 31	265.46	203.01	240.24
Quarter ended June 30	299.25	243.33	289.05
Quarter ended September 30	343.43	273.67	338.90
Quarter ended December 31	364.94	325.16	360.47
2010
Quarter ended March 31	390.04	342.10	387.06
Quarter ended June 30	410.76	346.67	346.67
Quarter ended September 30	397.49	343.45	396.48
Quarter ended December 31	454.28	393.39	450.91
2011
Quarter ended March 31	488.41	452.48	485.33
Quarter ended June 30	503.74	464.37	492.01
Quarter ended September 30	507.55	392.57	395.93
Quarter ending December 31 (through November 2, 2011)	461.36	380.03	444.30

Quarterly High, Low and Closing Levels of the Russell Midcap® Value Index

	High	Low	Close
2008
Quarter ended March 31	1,068.94	949.23	985.48
Quarter ended June 30	1,096.85	980.42	980.42
Quarter ended September 30	1,007.13	861.71	900.84
Quarter ended December 31	896.93	505.02	649.34
2009
Quarter ended March 31	679.01	449.70	549.21
Quarter ended June 30	684.24	558.24	659.38
Quarter ended September 30	832.79	620.25	810.42
Quarter ended December 31	863.68	771.11	847.36
2010
Quarter ended March 31	930.84	810.01	923.90
Quarter ended June 30	993.37	831.19	831.19
Quarter ended September 30	928.17	820.21	926.95
Quarter ended December 31	1,036.76	924.28	1,034.90
2011
Quarter ended March 31	1,106.35	1,038.64	1,106.33
Quarter ended June 30	1,132.46	1,049.07	1,093.14
Quarter ended September 30	1,119.61	875.07	886.01
Quarter ending December 31 (through November 2, 2011)	1,021.92	851.01	984.59

Quarterly High, Low and Closing Levels of the S&P SmallCap 600® Growth Index

	High	Low	Close
2008
Quarter ended March 31	270.07	236.13	249.21
Quarter ended June 30	279.21	249.50	257.54
Quarter ended September 30	274.35	240.58	245.86
Quarter ended December 31	243.49	143.19	181.82
2009
Quarter ended March 31	186.86	127.12	154.54
Quarter ended June 30	195.14	156.78	187.48
Quarter ended September 30	223.29	178.44	219.50
Quarter ended December 31	235.03	208.28	231.84
2010
Quarter ended March 31	253.01	216.27	248.25
Quarter ended June 30	269.57	230.51	230.51
Quarter ended September 30	254.47	224.52	253.16
Quarter ended December 31	298.53	250.96	294.41
2011
Quarter ended March 31	320.70	290.35	320.70
Quarter ended June 30	333.84	306.44	326.38
Quarter ended September 30	338.52	260.61	261.77
Quarter ending December 31 (through November 2, 2011)	308.19	248.61	297.32

Quarterly High, Low and Closing Levels of the S&P SmallCap 600® Value Index

	High	Low	Close
2008
Quarter ended March 31	278.21	247.48	262.83
Quarter ended June 30	285.49	255.14	255.14
Quarter ended September 30	287.10	242.31	259.83
Quarter ended December 31	259.41	148.92	194.92
2009
Quarter ended March 31	198.33	127.58	157.13
Quarter ended June 30	198.32	159.76	188.45
Quarter ended September 30	231.65	179.30	225.28
Quarter ended December 31	237.83	210.18	234.19
2010
Quarter ended March 31	262.65	220.82	256.61
Quarter ended June 30	283.47	229.12	229.12
Quarter ended September 30	249.97	221.37	249.34
Quarter ended December 31	292.45	247.03	288.25
2011
Quarter ended March 31	305.52	284.87	305.52
Quarter ended June 30	309.79	279.33	297.78
Quarter ended September 30	308.57	234.23	237.13
Quarter ending December 31 (through November 2, 2011)	282.93	225.07	270.19

Historical Basket Levels

The following graph is based on the basket closing levels for the period from January 1, 2006 through November 2, 2011 assuming that the basket closing level was 100 on January 1, 2006. We derived the basket closing levels based on the method to calculate the basket closing level as described in this pricing supplement and on actual closing levels of the relevant basket underliers on the relevant date. The basket closing level has been normalized such that its hypothetical level on January 1, 2006 was 100. As noted in this pricing supplement, the initial basket level is 100. The basket closing level can increase or decrease due to changes in the levels of the basket underliers. The graph is for illustrative purposes only.

Basket Performance

VALIDITY OF THE NOTES

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 19, 2011, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

Page

Summary Information	PS-2
Hypothetical Examples	PS-6
Additional Risk Factors Specific to Your Notes	PS-11
The Basket and the Basket Underliers	PS-14
Validity of the Notes	PS-31

Product Supplement No. 1065 dated September 19, 2011
Summary Information	S-1
Hypothetical Returns on the Underlier-Linked Notes	S-10
Additional Risk Factors Specific to the Underlier-Linked Notes	S-30
General Terms of the Underlier-Linked Notes	S-34
Use of Proceeds and Hedging	S-39
Supplemental Discussion of Federal Income Tax Consequences	S-41
Employee Retirement Income Security Act	S-47
Supplemental Plan of Distribution	S-48

General Terms Supplement dated September 19, 2011
Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-12
The Underliers	S-30
Licenses	S-31
S&P 500® Index	S-31
MSCI Indices	S-35
Hang Seng China Enterprises Index	S-43
Russell 2000® Index	S-47
FTSE® 100 Index	S-52
Euro STOXX 50® Index	S-56
TOPIX	S-60
The iShares® MSCI Emerging Markets Index Fund	S-65

Prospectus Supplement dated September 19, 2011
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28

Prospectus dated September 19, 2011
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140

$3,297,000

The Goldman Sachs

Group, Inc.

Leveraged Buffered Basket-Linked Notes

due 2015

(Linked to a Weighted Basket Comprised

of the Russell 1000® Growth Index,

the Russell 1000® Value Index,

the Russell  Midcap® Growth Index,

the Russell Midcap® Value Index,

the S&P SmallCap 600® Growth Index and

the S&P SmallCap 600® Value Index)

Medium-Term Notes,

Series D

Goldman, Sachs & Co.